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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2001

                        --------------------------------



                        Commission file number: 33-60032

                             Buckeye Retirement Plan

                      -----------------------------------



                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

        Internal Revenue Service - Employer Identification No. 62-1518973

                             June 30, 2001 and 2000


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




                             BUCKEYE RETIREMENT PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2001

                                    Contents


                                                                            Page


Independent Auditor's Report                                                   2

Statements of Net Assets Available for Benefits                                3

Statements of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                                5-8

Supplemental Schedule

       Schedule of Assets Held for Investment Purposes at End of Year          9

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2001 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    Thompson Dunavant PLC
                                                    Certified Public Accountants



December 14, 2001
Memphis, Tennessee

                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2001 and 2000




                                                      2001             2000
                                                     ------           ------
Assets

Investments
  Buckeye Master Trust
    Mutual funds                                  $ 27,664,376     $ 26,522,991
    Common stock of Buckeye Technologies Inc.        7,500,305       12,341,367
                                                  ------------     ------------

                                                    35,164,681       38,864,358

Receivables
  Employer contributions                             6,184,181        5,740,592
  Other                                                 12,080           44,975
                                                  ------------     ------------

                                                     6,196,261        5,785,567
                                                  ------------     ------------

Net assets available for benefits                 $ 41,360,942     $ 44,649,925
                                                  ============     ============



                     The accompanying notes are an integral
                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2001 and 2000




                                                                     2001                2000
                                                                    ------              ------
Additions to net assets attributed to:
   Investment income
     Net appreciation (depreciation) in fair value
        of investments                                        $  (9,339,118)      $   2,859,246
     Interest and dividends                                       2,037,759           1,612,657
                                                              --------------      -------------
                                                                 (7,301,359)          4,471,903

   Employer contributions                                         6,195,790           5,740,592
                                                              --------------      -------------

        Total additions (deductions)                             (1,105,569)         10,212,495

Deductions from net assets attributed to:
   Benefits paid to participants                                  2,149,925           2,276,676
   Administrative expenses                                           33,489              30,743
                                                              --------------      -------------

        Total deductions                                          2,183,414           2,307,419
                                                              --------------      -------------

Net increase (decrease) in net assets                            (3,288,983)          7,905,076

Net assets available for benefits
   Beginning of year                                             44,649,925          36,744,849
                                                              -------------       -------------

   End of year                                                 $ 41,360,942        $ 44,649,925
                                                              =============       =============



                     The accompanying notes are an integral
                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 2001 and 2000




Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") is a noncontributory defined contribution pension plan covering all eligible salaried and hourly employees, as defined in the plan document, of Buckeye Technologies Inc. and its wholly owned subsidiaries Buckeye Florida, Limited Partnership, Buckeye Florida
Corporation, Buckeye Lumberton Inc., Buckeye Mt. Holly LLC, and BKI International Inc. (collectively the "Company"). Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any Plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions made annually by the Company are computed based upon the following formula:

        Contribution = (A+B)C A=1% B=.5% X number of years service not to exceed twenty (20) years. C=Plan year compensation. The minimum is 1 1/2% of eligible compensation and the maximum is 11% of compensation.

Contributions are generally funded in the quarter following the Plan's year end.

Participant accounts

Each participant's account is credited with the allocation of the employer's contribution. The value of a participant's account is the contributions made on their behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in their accounts after completion of five years of credited service. In the event of death, disability, normal retirement (age 65) or if the Plan is discontinued, participants become 100% vested in their account balances.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2001 and 2000




Note 1 - Description of Plan (continued)

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Forfeitures are used to reduce future contributions by the Company.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

At June 30, 2001 and 2000, the Plan's investment assets were held in a trust account by Fidelity Management Trust Company and consist of an interest in the Buckeye Master Trust. The Master Trust also includes the investment assets of Buckeye Retirement Plus Savings Plan. The Master Trust was composed of the common stock of Buckeye Technologies Inc. and interests in ten mutual funds at June 30, 2001 and 2000.

                             June 30, 2001 and 2000




Note 3 - Investments (continued)

The Plan allows participants to invest varying portions of their account balances in eleven different investment options which include the common stock of Buckeye Technologies Inc. and ten different investment programs offered by Fidelity Investments. The ten programs offered by Fidelity Investments include the Fidelity Retirement Money Market Portfolio, Strong Government Securities Fund, Fidelity Puritan Fund, Spartan U.S. Equity Index Fund, Davis NY Venture A Fund, Fidelity Growth & Income Fund, NB Genesis Trust Fund, PIMCO Capital Appreciation Fund, Alger Capital Appreciation Fund, and Fidelity Diversified International Fund.

The net investment income of the Master Trust for the years ended June 30, 2001 and 2000 is summarized as follows:

                                                   2001                2000
                                                -----------        -----------

     Interest and dividends                    $  4,609,733      $  3,693,272
     Net appreciation (depreciation)
       in fair value of investments             (24,092,560)        8,903,121
                                               -------------     ------------
                                               $(19,482,827)      $12,596,393
                                               =============     ============


The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 41.6% and 40.7% at June 30, 2001 and 2000, respectively.


Note 4 - Related party transactions

The Plan purchased $2,317,837 and sold $2,530,150 of the Plan Sponsor's common stock during the year ended June 30, 2001. The stock held by the Plan at June 30, 2001 and 2000 had a market value of $7,500,305 and $12,341,367, respectively.

Plan investments include interests in certain investment accounts managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 2001 and 2000. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $33,489 and $30,743 for the years ended June 30, 2001 and 2000, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2001 and 2000



Note 5 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


Note 6 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 18% of the Plan's net assets available for benefits as of June 30, 2001. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                              SUPPLEMENTAL SCHEDULE

                             BUCKEYE RETIREMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                       EIN: 62-1518973 / Plan Number: 002
                                  June 30, 2001

                                                                                   Current
   (a)     (b)(c) Identity of Issue/Description                                   (e) Value
 --------  -------------------------------------                                  ---------

           Buckeye Master Trust
           --------------------

           Mutual funds
    *        Fidelity Growth & Income Fund                                      $ 11,213,216
    *        Spartan U.S. Equity Index Fund                                        6,025,511
    *        Fidelity Puritan Fund                                                 2,607,633
    *        Fidelity Retirement Money Market Portfolio                            2,260,874
             Davis NY Venture A Fund                                               1,907,615
             Alger Capital Appreciation Fund                                       1,053,530
             PIMCO Capital Appreciation Fund                                         868,176
             Strong Government Securities Fund                                       725,621
             NB Genesis Trust Fund                                                   589,190
    *        Fidelity Diversified International Fund                                 413,010

                                                                                  27,664,376

    *        Buckeye Technologies Inc. common stock                                7,500,305
                                                                                ------------

               Total assets held for investment purposes at end of year         $ 35,164,681
                                                                                ============


*   Represents a party-in-interest.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By: /S/ GAYLE L. POWELSON
    -------------------------------------------------------------
Gayle L. Powelson, Senior Vice President, Chief Financial Officer

Date: December 21, 2001

                             BUCKEYE RETIREMENT PLAN

                                  Exhibit Index


Exhibit No.                                      Description
-----------                                      -----------

23                                               Consent of Independent Auditors

                                                                    Exhibit 23


                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, Number 33-80867) pertaining to the Buckeye Retirement Plan of our report dated December 14, 2001 with respect to the financial statements and schedules of the Buckeye Retirement Plan included in this Annual Report(Form 11-K)for the year ended June 30, 2001.



                                                         Thompson Dunavant PLC

Memphis, Tennessee
December 14, 2001